**Westminster Financial Securities, Inc.**
**Financial Statement**
**December 31, 2022**

# Westminster Financial Securities, Inc.
**TABLE OF CONTENTS**
**December 31, 2022**

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| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-38426 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Westminster Financial Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 N. Main St., Suite 2400
(No. and Street)

| Dayton | OH | 45423 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Angela Sweeney | 937-898-5010 | asweeney@westminsterfinancial.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

| 1514 Old York Road | Abington | PA | 19001 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/18/2003 | 169 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, _Angela C. Sweeney_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Westminster Financial Securities, Inc._____, as of _December 31_____, 2_022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



STUART C BRAZIE
Notary Public
State of Ohio
My Comm. Expires
August 9, 2026

Signature: _____

Title: _____
Principal Financial Officer

Notary Public

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

_\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

# Sanville & Company
## CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 ● (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Westminster Financial Securities, Inc.

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Westminster Financial Securities, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Sanville & Company*

We have served as the Company's auditor since 2011.
Abington, Pennsylvania
March 23, 2023

# Westminster Financial Securities, Inc.
## Statement of Financial Condition
## December 31, 2022

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,788,440 |
| Receivables: | | |
| Clearing broker | | 337,888 |
| Commissions | | 153,981 |
| Affiliates | | 224,234 |
| Other | | 11,302 |
| Marketable securities | | 7,586 |
| Deposit with clearing broker | | 100,000 |
| Prepaid expenses | | 23,789 |
| Total assets | $ | 2,647,220 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---:|
| Liabilities | | |
| Commissions payable | $ | 289,542 |
| Accrued expenses | | 265,558 |
| Income taxes payable | | 110,999 |
| Total liabilities | | 666,099 |
| Stockholder's Equity: | | |
| Common stock, no par value, authorized - 1,000 shares, issued and outstanding - 500 shares | | 50,000 |
| Additional paid-in capital | | 233,250 |
| Retained earnings | | 1,697,871 |
| Total stockholder's equity | | 1,981,121 |
| Total liabilities and stockholder's equity | $ | 2,647,220 |

The accompanying notes are an integral part of this financial statement.

# Westminster Financial Securities, Inc.
**Notes to Financial Statement**
**December 31, 2022**

_____

### 1.    Organization

Westminster Financial Securities, Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and all 50 states, the District of Columbia and Puerto Rico and is a member of the Financial Industry Regulatory Authority ("FINRA").   The Company is a wholly-owned subsidiary of Westminster Financial Companies, Inc. (the "Parent").  The Company is headquartered in Dayton, Ohio, and has representatives located throughout the United States. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

### 2.    Summary of Significant Accounting Policies

*The following are the significant accounting policies followed by the Company:*

*Revenue* – Commissions – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing charges are recorded on a settlement date basis because its clearing firm reports the trades as such, generally the second business day following the transaction date. This is not materially different from trade date. The trade date is the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Revenue from sale of investment company shares – The Company earns commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund.

Interest Income – Interest income are recognized as earned from participation on client brokerage accounts in accordance with the terms specified in the customer brokerage agreements and the Company's clearing contract.

The Company records revenue from certain contracts with customers under ASC 606, *Revenue from Contracts with Customers*.  Contracts in the scope of ASC 606 are often terminable on demand and the Company has no remaining obligation to deliver future services.  For arrangements with a fixed term, the Company may commit to deliver services in the future.  Revenue associated with these remaining performance obligations typically depends on the occurrence of future events or underlying asset values, and is not recognized until the outcome of those events or values are known.

*Income taxes* – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.  Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statements and income tax purposes) and loss and expense carryforwards.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred taxes

_____

**2.    Summary of Significant Accounting Policies (Continued)**

also are recognized for operating losses and tax credit that are available to offset future taxable income.

The Company is included in the consolidated federal income tax return filed by the Parent.  Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.  The Company reports its share of federal income tax liability or benefits at an effective rate of 20.62%.

_Cash and cash equivalents_ – At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance.  The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

_Receivables and Credit Policies_ - Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days.  The Company generally collects receivables within 30 days and does not charge interest on commissions' receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed.

The carrying amount of commissions receivable is reduced by a valuation allowance estimated by management.  Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management  estimates  an allowance  for  the  aggregate  remaining  commissions receivable based on historical collectability. In the opinion of management, at December 31, 2022, all commissions were considered collectible and no allowance was necessary. There are no commissions receivables older than 90 days at December 31, 2022.

_Use of estimates_ – The preparation of financial statements in conformity with generally accepted accounting principles "GAAP" requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from those estimates and assumptions.

_Subsequent events_ - Management has evaluated the impact of all subsequent events through March 23, 2023 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

_____

**3.    Related Party Transactions**

The Company is a wholly-owned subsidiary of Westminster Financial Companies, Inc. (the "Parent"). Westminster Financial Advisory Corporation ("Advisory") and Westminster Financial Agencies, Inc. ("Agencies") are also wholly-owned subsidiaries of the Parent. All three subsidiaries share common office space, equipment, personnel, and certain other operating expenses.

At December 31, 2022, Advisory owes $144,557, Agencies owes $1,466 and the Parent owes $78,211 to the Company. The receivables are unsecured and are included in receivables from affiliates on the statement of financial condition.

**4.    Fair Value Measurements**

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of three levels. These levels are:

*Level 1* – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

*Level 2* – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for the substantially the full term of the assets or liabilities.

*Level 3* – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2022 include the following:

|  | Fair Value Using | | | Assets At Fair Value |
| --- | --- | --- | --- | --- |
|  | Level 1 | Level 2 | Level 3 | Value |
| Assets: |  |  |  |  |
| Mutual funds | $ 7,586 | $        - | $        - | $ 7,586 |
| Total assets | $ 7,586 | $        - | $        - | $ 7,586 |

_____

5. **Contingencies**

   The Company, from time to time, is a defendant in various actions filed by individuals, companies and regulatory agencies. The ultimate outcome of these actions is not determinable; however, in the opinion of management, the ultimate outcome will have no material effect on the Company's financial position.

6. **Deposits with Clearing Broker**

   The Company maintains a clearing agreement with National Financial Services, Inc. ("NFS"). Under the agreement the Company maintains a clearing deposit of $100,000.

7. **Net Capital Requirements**

   The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of $1,701,346 which was $1,651,346 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.39 to 1.

8. **Exemption From Rule 15c3-3**

   The Company acts as an introducing broker or dealer, clearing most of its transactions with NFS. Furthermore it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule15c3-3.

9. **Concentrations of Credit Risk**

   The Company is engaged in brokerage activities in which counterparties primarily include other broker dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product.

10. **Financial Instruments with Off-Balance-Sheet Risk**

    In the normal course of business, the Company's customer activities involve various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.